FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On February 26, 2024, the Registrant issued a press release announcing its unaudited fourth quarter and full year 2023 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974) and on Form F-3 (Registration No. 333-266044).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 26, 2024	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Presents Fourth Quarter and Full Year 2023 Results

Q4 Revenue of $75.6 million, GAAP Operating Income of $2.9
million and Adjusted EBITDA of $9.4 million

2023 Revenue of $266.1 million, up 11% year over year, GAAP
Operating Income of $28.1 million and Adjusted EBITDA of $36.4 million, up 44% YoY

Petah Tikva, Israel, February 26, 2024 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its unaudited results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Revenue of $75.6 million, up 4% compared with $72.6 million in Q4 2022;

•	GAAP operating income of $2.9 million, compared with $6.1 million in Q4 2022;

•	Non-GAAP operating income of $6.1 million, compared with $7.1 million in Q4 2022;

•	GAAP net income of $3.4 million, or $0.06 per diluted share, compared with GAAP net loss of $6.0 million, or $0.11 loss per share, in Q4 2022;

•	Non-GAAP net income of $6.5 million, or $0.11 per diluted share, compared with $7.9 million, or $0.14 per diluted share, in Q4 2022;

•	Adjusted EBITDA of $9.4 million compared with $10.1 million in Q4 2022.

Full year 2023 Financial Highlights

•	Revenue of $266.1 million, up 11% compared with $239.8 million in 2022;

•	GAAP operating income of $28.1 million, almost tripled compared to $10.0 million in 2022;

•	Non-GAAP operating income of $23.5 million, up 73% compared with $13.6 million in 2022;

•	GAAP net income of $23.5 million, or $0.41 per diluted share, compared with GAAP net loss of $5.9 million in 2022, or $0.10 loss per share;

•	Non-GAAP net income of $19.9 million, or $0.35 per diluted share, almost doubled compared to non-GAAP net income of $10.6 million or $0.19 per diluted share in 2022;

•	Adjusted EBITDA was $36.4 million, up 44% compared with adjusted EBITDA of $25.2 million in 2022.

Forward-Looking Expectations

Management’s financial guidance for 2024 is for revenues of between $305 to $325 million, representing year-over-year growth of 18% at the midpoint. GAAP operating income is expected to be between $15 to $19 million, and Adjusted EBITDA is expected to be between $40 to $44 million, representing year-over-year growth of 15% at the mid-point.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are pleased with the financial results, capping off a very strong 2023 with $266.1 million in revenue, up 11% over last year, and very strong growth in EBITDA at $36.4 million, up 44% over last year. This demonstrates the operating leverage inherent to our business model combined with a favorable product revenue mix during 2023.

“Furthermore, 2023 was also particularly successful from a strategic perspective. Looking back, we have a lot to be proud of. In mid-November, we concluded the acquisition of DataPath in the US, which brings several synergies for both businesses and we see DataPath as a significant long-term growth asset for Gilat in the defense sector. Moreover, our strong cash position is allowing us to explore additional inorganic growth opportunities and we are currently exploring several of these opportunities.

Mr. Sfadia added, “Throughout the year, we achieved highly strategic contract wins with market-dominating satellite operators, and we extended Gilat’s market leadership in satellite-based cellular backhaul and In-Flight Connectivity, including a very significant Electronic Steered Antenna (ESA) award for business aviation.

Mr. Sfadia concluded, "Our ongoing success is due to the continued growing market interest in the satellite communications sector in general and for our leading technological solutions in particular. We see these favorable trends continuing into 2024 and therefore our expectations for the year ahead are for continued strong growth in revenue and profit.”

Key Recent Announcements

•	Gilat Awarded $10 Million Follow-On Order from the US Department of Defense

•	Gilat Awarded Multimillion-Dollar Defense Satellite Connectivity Project

•	Gilat Awarded $17 Million by Pronatel for Expansion of Regional Telecommunications Project in Peru

•	Gilat Announces New Brand Identity Embracing the Company’s Commitment to the New Space Revolution

•	Gilat Awarded Approximately $3M for a Satellite Connectivity Project for a National Police Force

•	US Army Awards Nearly $20 Million Contract Extension to Gilat to Sustain Anytime, Anywhere Satellite Connectivity

•	Gilat Completes Acquisition of DataPath, Inc.

Conference Call Details

Gilat’s management will discuss its fourth quarter and full year 2023 results and business achievements and participate in a question-and-answer session:

Date:	Monday, February 26, 2024
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553
International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq4-2023

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Unaudited Results

The attached summary unaudited financial statements represent the most current information available to management. Audited results will be reported in our annual report on Form 20-F.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income (loss), Adjusted EBITDA, and earnings (losses) per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of non-cash stock-based compensation expenses, amortization of purchased intangibles, amortization of intangible assets related to acquisition transactions, lease incentive amortization, impairment of held for sale asset, other expenses, one-time changes of deferred tax assets, one-time tax expense related to the release of historical tax-trapped earnings, other operating expenses (income), net and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income (loss) and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
mayravs@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Three months ended
	December 31,			December 31,
	2023	2022		2023	2022
	Unaudited	Audited		Unaudited

Revenues	$266,090		$239,840	$75,612		$72,627
Cost of revenues	161,145		152,932	46,692		44,911

Gross profit	104,945		86,908	28,920		27,716

Research and development expenses, net	41,173		35,640	11,624		10,098
Selling and marketing expenses	25,243		21,694	7,119		5,970
General and administrative expenses	19,215	*)	18,412	6,312	*)	5,198
Impairment of held for sale asset	-		771	-		53
Other operating expenses (income), net	(8,771)	*)	438	986	*)	327

Total operating expenses	76,860		76,955	26,041		21,646

Operating income	28,085		9,953	2,879		6,070

Financial income (expenses), net	109		(2,818)	1,196		(102)

Income before taxes on income	28,194		7,135	4,075		5,968

Taxes on income	4,690		13,063	628		11,988

Net income (loss)	$23,504		$(5,928)	$3,447		$(6,020)

Earnings (losses) per share (basic and diluted)	$0.41		$(0.10)	$0.06		$(0.11)

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,668,999		56,591,994	56,820,774		56,610,404
Diluted	56,672,537		56,591,994	56,820,774		56,610,404

*) Reclassified

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2023			December 31, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$28,920	$617	$29,537	$27,716	$73	$27,789
Operating expenses	26,041	(2,615)	23,426	21,646	(943)	20,703
Operating income	2,879	3,232	6,111	6,070	1,016	7,086
Income before taxes on income	4,075	3,232	7,307	5,968	1,016	6,984
Net income (loss)	$3,447	$3,097	$6,544	$(6,020)	$13,896	$7,876

Basic earnings (losses) per share	$0.06	$0.06	$0.12	$(0.11)	$0.25	$0.14

Diluted earnings (losses) per share	$0.06	$0.05	$0.11	$(0.11)	$0.25	$0.14

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,820,774		56,820,774	56,610,404		56,610,404
Diluted	56,820,774		56,987,939	56,610,404		56,623,366

(*) Adjustments reflect the effect of non-cash stock-based compensation expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other operating expenses (income), net, one-time tax expense related to the release of historical tax-exempt earnings and income tax effect on adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	December 31, 2023	December 31, 2022
	Unaudited	Unaudited

GAAP net income (loss)	$3,447	$(6,020)

Gross profit
Non-cash stock-based compensation expenses	129	73
Amortization of intangible assets related to acquisition transactions	448	-
Others	40	-
	617	73
Operating expenses
Non-cash stock-based compensation expenses	1,458	513
Amortization of intangible assets related to acquisition transactions	162	50
Impairment of held for sale asset	-	53
Other operating expenses (income), net	986	327
Others	9	-
	2,615	943

Taxes on income	(135)	12,880

Non-GAAP net income	$6,544	$7,876

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2023			December 31, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Audited	Unaudited

Gross profit	$104,945	$895	$105,840	$86,908	$303	$87,211
Operating expenses	76,860	5,434	82,294	76,955	(3,337)	73,618
Operating income	28,085	(4,539)	23,546	9,953	3,640	13,593
Income before taxes on income	28,194	(4,539)	23,655	7,135	3,640	10,775
Net income (loss)	$23,504	$(3,597)	$19,907	$(5,928)	$16,478	$10,550

Earnings (losses) per share (basic and diluted)	$0.41	$(0.06)	$0.35	$(0.10)	$0.29	$0.19

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,668,999		56,668,999	56,591,994		56,591,994
Diluted	56,672,537		56,784,601	56,591,994		56,650,362

(*) Adjustments reflect the effect of non-cash stock-based compensation expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other operating expenses (income), net, one-time tax expense related to the release of historical tax-exempt earnings and income tax effect on adjustments which is calculated using the relevant effective tax rate.

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
	Unaudited	Unaudited

GAAP net income (loss)	$23,504	$(5,928)

Gross profit
Non-cash stock-based compensation expenses	407	293
Amortization of intangible assets related to acquisition transactions	448	10
Others	40	-
	895	303
Operating expenses
Non-cash stock-based compensation expenses	3,016	1,927
Amortization of intangible assets related to acquisition transactions	312	201
Impairment of held for sale asset	-	771
Other operating expenses (income), net	(8,771)	438
Others	9	-
	(5,434)	3,337

Taxes on income	942	12,838

Non-GAAP net income	$19,907	$10,550

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:
	Twelve months ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP net income (loss)	$23,504	$(5,928)	$3,447	$(6,020)
Adjustments:
Financial expenses (income), net	(109)	2,818	(1,196)	102
Taxes on income	4,690	13,063	628	11,988
Non-cash stock-based compensation expenses	3,423	2,220	1,587	586
Impairment of held for sale asset	-	771	-	53
Depreciation and amortization (*)	13,627	11,832	3,862	3,063
Other operating expenses (income), net	(8,771)	438	986	327
Others	49	-	49	-

Adjusted EBITDA	$36,413	$25,214	$9,363	$10,099

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited

Satellite Networks	$168,527	$120,381	$53,517	$36,388
Integrated Solutions	46,133	61,376	9,503	16,329
Network Infrastructure and Services	51,430	58,083	12,592	19,910

Total revenues	$266,090	$239,840	$75,612	$72,627

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$103,961	$86,591
Restricted cash	736	541
Trade receivables, net	44,725	50,644
Contract assets	28,327	24,971
Inventories	38,525	33,024
Other current assets	24,299	19,283

Total current assets	240,573	215,054

LONG-TERM ASSETS:
Restricted cash	54	13
Long-term contract assets	9,283	11,149
Severance pay funds	5,737	5,947
Deferred taxes	11,484	18,265
Operating lease right-of-use assets	5,105	3,891
Other long-term assets	9,544	10,737

Total long-term assets	41,207	50,002

PROPERTY AND EQUIPMENT, NET	74,315	76,578

INTANGIBLE ASSETS, NET	16,051	309

GOODWILL	54,740	43,468

TOTAL ASSETS	$426,886	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loan	$7,453	$-
Trade payables	13,873	20,668
Accrued expenses	51,906	50,356
Advances from customers and deferred revenues	34,495	30,531
Operating lease liabilities	2,426	1,941
Other current liabilities	16,431	22,291

Total current liabilities	126,584	125,787

LONG-TERM LIABILITIES:
Long-term loan	2,000	-
Accrued severance pay	6,537	6,580
Long-term advances from customers and deferred revenues	1,139	1,041
Operating lease liabilities	3,022	1,890
Other long-term liabilities	12,916	5,988

Total long-term liabilities	25,614	15,499

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,733	2,711
Additional paid-in capital	937,591	932,086
Accumulated other comprehensive loss	(5,315)	(6,847)
Accumulated deficit	(660,321)	(683,825)

Total shareholders' equity	274,688	244,125

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$426,886	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income (loss)	$23,504	$(5,928)	$3,447	$(6,020)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,402	11,608	3,805	3,004
Capital gain from sale of property	(2,084)	-	-	-
Impairment of held for sale asset	-	771	-	53
Stock-based compensation	3,423	2,220	1,587	586
Accrued severance pay, net	167	136	12	44
Deferred taxes, net	2,662	(627)	(1,203)	(2,450)
Decrease (increase) in trade receivables, net	13,448	(11,162)	9,561	1,108
Decrease (increase) in contract assets	(1,694)	2,481	(7,804)	4,771
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash and cash equivalents)	(351)	(3,445)	(3,949)	5,208
Decrease (increase) in inventories	(2,387)	(5,416)	3,798	614
Decrease in trade payables	(7,635)	(259)	(2,314)	(4,574)
Increase in accrued expenses	735	549	3,517	2,316
Increase (decrease) in advance from customers and deferred revenues	803	5,929	(1,843)	(1,468)
Increase (decrease) in other liabilities	(12,049)	13,957	1,343	13,592
Net cash provided by operating activities	31,944	10,814	9,957	16,784

Cash flows from investing activities:
Purchase of property and equipment	(10,746)	(12,793)	(2,090)	(3,568)
Proceeds from short-term deposits	-	2,159	-	-
Investment in financial instrument	-	(1,536)	-	-
Acquisitions of subsidiary, net of cash acquired	(4,107)	-	(4,107)	-
Receipts from sales of properties	2,168	4,006	-	4,006
Net cash provided by (used in) investing activities	(12,685)	(8,164)	(6,197)	438

Cash flows from financing activities:
Repayment of short-term loan	(1,590)	-	(1,590)	-
Net cash used in financing activities	(1,590)	-	(1,590)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(63)	32	2,288	47

Increase in cash, cash equivalents and restricted cash	17,606	2,682	4,458	17,269

Cash, cash equivalents and restricted cash at the beginning of the period	87,145	84,463	100,293	69,876

Cash, cash equivalents and restricted cash at the end of the period	$104,751	$87,145	$104,751	$87,145